Filed Pursuant to Rule 433
Registration Statement No. 333-262557

AUTOCALLABLE BEAR STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Autocallable Bear Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week, if not called earlier
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is less than or equal to the Call Level
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately three, six, nine and twelve months from the pricing date
Call Level	100.00% of the Starting Value
Call Amounts
[$10.700 to $10.725] if called on the first Observation Date, [$11.400 to $11.450] if called on the second Observation Date, [$12.100 to $12.175] if called on the third Observation Date and [$12.800 to $12.900] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity
If the notes are not called, the principal amount is subject to a percentage loss equal to the percentage of the increase in the level of the Market Measure from the Starting Value, with up to 100.00% of your principal amount at risk.

Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be less than or equal to the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take full inverse risk of any increases in the Market Measure and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036124005134/ef20020498_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

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If your notes are not called, your investment may result in a loss; there is no guaranteed return of principal. If the Ending Value is greater than the Starting Value, you will lose all or a portion of your principal amount.

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Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

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Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment that takes a short position directly in the Market Measure or the stocks included in the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.